Exhibit 6.1

CONSIGNMENT AGREEMENT

Contract Number [***]

Consignor: Date of Agreement:	Masterworks Gallery, LLC May 15, 2026

Consignment Period:	May 15, 2026 - July 25, 2026

Consignee:	[***]

Artworks (the “Works”): See Exhibit A

Full contact details, email address, phone:	Shipping Address:	Storage Location:	Return Address (if unsold):
[***]	[***]	[***]	Delaware Freeport Ruthar 315 Ruthar Drive Newark, DE 19711

Selling price, Commission, and Payment: An offering price to potential purchasers such that Consignor shall receive no less than the Minimum Net Proceeds. A buyer may be offered extended payment terms of up to thirty (30) calendar days from the date of receipt of an invoice by Consignee. Payment to Consignor will occur within five (5) business days of Consignee’s receipt of the purchase price in full. Consignee shall be entitled to retain a commission as set forth in Section 2 below.

Condition of the Work(s) Please see Condition Report attached as Exhibit B.

Special Handling, Packing, and Installation Instructions: Consignee will document all instances of the uncrating, crating, and installation with reasonable digital images and shall provide the same to Consignor.

1 World Trade Center New York, NY 10007

TERMS AND CONDITIONS OF THE CONSIGNMENT AGREEMENT

1. Consignment Period.

(a)	Consignor hereby agrees to consign the Work to the Consignee for a period designated on the first page of this Consignment Agreement, unless otherwise mutually agreed by the parties in writing (the “Consignment Period”) to be sold exclusively by the Consignee (“Consignee”) in its own name to a buyer. Consignee will refer all bona fide offers to purchase to Consignor for written approval in Consignor’s sole discretion.

(b)	During the Consignment Period, the parties acknowledge and agree that the Work will be transported to and exhibited at Consignee’s art fair booth at Art Basel, Switzerland, in Basel, Switzerland scheduled to be held from June 18th, 2026 - June 21st, 2026 (the “Exhibition”) at Consignee’s cost and expense.

2. Commission and Payment.

(a)	In the event that the Work is sold to a third-party buyer (the “Buyer”) during the Consignment Period, pursuant to the terms and conditions of this Consignment Agreement:

(i) Consignor shall receive no less than the Minimum Net Proceeds;

(ii) to the extent that the Purchase Price exceeds the Minimum Net Proceeds, Consignee shall be entitled to retain a Commission equal [***] of the amount by which the Purchase Price exceeds the Minimum Net Proceeds (the “Commission”).

(b)	Consignee shall be entitled to retain this Commission and forward the balance of the sale proceeds for the Work to Consignor within five (5) business days of the receipt by Consignee of the entire Purchase Price for the Work in good and clear funds. In case of late or non-payment by the buyer, Consignee and Consignor will jointly agree on the appropriate course of action against the Buyer. Consignee shall not be liable for late or non-payment by the Buyer; provided, however, that Consignee shall not waive any rights Consignor may have against the defaulting Buyer.

(c)	Following approval of a Buyer’s offer to purchase, and upon payment in full of Net Proceeds to Consignor pursuant to this Agreement, Consignor specifically and irrevocably authorizes Consignee to effect the transfer of ownership and title to the buyer and to provide such documentation as reasonably required upon sale, including an invoice or bill of sale for the Work if applicable.

3. Transfer of Title: Consignee agrees that it will not release custody of the Work to any Buyer unless and until it has received payment in full of the Purchase Price for the Work. Title to the Work will transfer to the Buyer upon Consignor’s receipt of the full amount of the Net Proceeds.

4. Shipping. Consignee shall be responsible for all expenses related to selling the Work including costs for packing, crating, customs, import and export duties, and shipping the Work from its current or pickup location to Consignee, as well as all costs associated with shipping the Work back to a storage location authorized by Consignor in writing if it remains unsold at the end of the Consignment Period. The parties will mutually determine the return location at least five (5) business days before the end of the Consignment Period. The Consignee will exercise the same care with respect to the Work as it does in the safekeeping of comparable property of its own and will use professional art handling, crating and shipping agents, all to be agreed upon with Consignor in advance, with consent not to be unreasonably withheld.

1 World Trade Center New York, NY 10007

5. Insurance.

(a)	Consignor shall be responsible for all-risks fine art insurance coverage for the Work during transit to the Gallery or Storage Location, up to the amount of the Minimum Net Proceeds, with all policies primary and non-contributory. Risk of loss shall transfer to Consignee upon receipt and inspection of the Work at the Gallery or Storage Location. Following transfer of risk of loss, Consignee shall be responsible for an all-risks, wall-to-wall fine art insurance coverage for the Work (and related expenses) up to the amount of the Minimum Net Proceeds, including static risks and transit worldwide. All policies must be primary and non-contributory. Consignee will provide Consignor with a certificate of insurance evidencing such insurance coverage naming Consignor as an additional insured and loss payee prior to transfer of risk of loss. In the event of loss or damage, the Consignee shall notify Consignor within five (5) calendar days. Upon return of the Work, Consignor shall notify the Consignee in writing of any damage within five (5) business days of receipt of the Work.

(b)	Consignee shall not be liable for any delay or failure to perform hereunder due to any events of force majeure, including (but not limited to) natural disasters, government measures, official decisions affecting transit official decisions, war, military conflicts or terrorist attacks or other events beyond Consignee’s reasonable control.

6. Inspection. Consignor shall inspect the Work (if returned unsold) within five (5) business days of its return from Consignee and immediately notify Consignee of any defects in writing. In the absence of such notification within 14 days of return, the Work will be deemed free of defects and claims for damages which will be excluded to the fullest extent legally permitted.

7. Consignor’s Representations and Warranties.

(a)	Consignor represents and warrants that:

(i) It has the full legal authority to enter into this Agreement, to make the representations and warranties contained herein, to irrevocably authorize Consignee to deliver a bill of sale, and to complete the transaction contemplated herein;

(ii) It is now, and will be at the time of any sale, acting on behalf of the sole legal and beneficial owner of the Work absolutely;

(iii) The owner holds good, valuable and marketable title to the Work;

(iv) The Work is now and will at the time of transfer of title hereunder be free and clear of any and all rights, liens, claims, security interests or other encumbrances held by any person or entity;

(v) The Work is authentic, that is, the Work was created by the artist indicated on this Agreement;

(vi) Consignor has notified Consignee in writing about any concerns expressed by third parties in relation to the ownership, condition, authenticity, attribution, and

(vii) Where the Work has been imported into the United States, Consignor represents and warrants that to the best of Consignor’ knowledge, the Work has been lawfully imported into the United States and lawfully exported as required by the laws and regulations of any country in which it was formerly located.

(b)	The benefits of the representations, warranties, covenants and indemnities contained in this Consignment Agreement shall survive completion of the transaction contemplated by this Consignment Agreement, including without limitation transfer of the Work to the Buyer. Notwithstanding anything to the contrary herein, any right to cancellation and/or rescission of the sale of the Work shall only pertain to Consignor’s representation, warranty and indemnification relating to the authenticity of the Work, and shall extend to the Buyer of record, and to no other party, for a period of five (5) years from the date that Consignor receives the full amount of the Net Proceeds.

1 World Trade Center New York, NY 10007

8. Consignee’s Representations and Warranties.

(a)	Consignee represents and warrants that:

(i) In accordance with applicable laws and regulations intended to prevent money laundering or terrorist financing existing in the United States as well as the jurisdiction where the sale of the Work is transacted, it shall carry out necessary “know your customer” identification and verification checks on any buyer (including any party that would be considered the ultimate beneficial owner of any Buyer of the Work); and

(ii) Other than with regard to clear title and authenticity, the Work will be offered “AS IS” and it will not make any representation or warranty to a potential purchaser with respect to merchantability, fitness for a particular purpose, the physical condition, size, quality, rarity, importance, provenance, restoration, or historical relevance of the Work, and that no statement anywhere, whether oral or written, will be deemed such a representation or warranty.

9. Mutual Indemnification. The parties shall indemnify and hold harmless each other harmless, including their respective officers, directors, agents, employees, and representatives, from and against any and all claims, actions, losses, liabilities, damages and expenses (including reasonable legal fees and expenses) relating to any breach by a party of any of their respective obligations, covenants, representations or warranties contained in this Consignment Agreement.

10. Marketing and Images. Consignor acknowledges and agrees that Consignee may market the Work to potential purchasers as it deems appropriate subject to the following:

(a)	Other than for the purposes of the Exhibition, during the Consignment Period, the Consignee shall not publicly display the Work or advertise the Work on any website without prior written consent of the Consignor.

11. Modifications. The terms of this Consignment Agreement may be changed only by mutual consent of the parties in writing (which shall include e-mail).

12. No Joint Venture. This Consignment Agreement shall not be construed as a teaming, joint venture or other such arrangement between the parties.

13. Choice of Law. Without regard to the location of the Work at the time of sale, this Consignment Agreement shall be governed by the laws of the State of New York, exclusive of New York’s choice of law provisions. In the event of a dispute, the parties’ consent to the exclusive jurisdiction of New York state or federal courts.

14. Entire Agreement. This Consignment Agreement represents the entire agreement between the parties and supersedes any-and-all other prior agreements, both written and oral. In the event of any conflict between this Consignment Agreement and any sale terms or agreement with the Buyer, the terms of this Consignment Agreement will govern.

15. Counterparts. This Consignment Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one-and-the-same instrument. Signatures sent by facsimile transmission or scanned and sent by e-mail in PDF format are valid and binding and will be deemed originals for all purposes.

1 World Trade Center New York, NY 10007

Accepted and Agreed: [***]

[***]	[***]

May 16, 2026	May 15, 2026
Date	Date

Signature page to Consignment Agreement.

1 World Trade Center New York, NY 10007

Exhibit A

1 World Trade Center New York, NY 10007

Artwork Schedule

Entity Number:	MW356
Artist:	Cecily Brown	Minimum Net Proceeds due to Consignor:
Title:	xUxnxtxixtxlxexdx (xBxaxcxcxhxaxnxaxlx wxixtxhx xCxaxtx)	USD [***]
Medium:	Oil on aluminum	Collection Address:
Size:	31 x 43 in. (78.7 x 109.2 cm)	Delaware Freeport Ruthar
Date:	2014	315 Ruthar Drive, Newark, DE 19711

1 World Trade Center New York, NY 10007